February 27, 2019

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
Innovator ETFs Trust
Post-Effective Amendment Nos. 186
(Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator S&P 500 Buffer ETF – April, Innovator S&P 500 Power Buffer ETF – April and Innovator S&P 500 Ultra Buffer ETF – April. (collectively the “Funds”), submits this application for withdrawal of the Post-Effective Amendment set forth in the table below to the Trust’s Registration Statement on Form N-1A:

Fund Name	Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
Innovator S&P 500 Buffer ETF – April	186	December 20, 2018	485APOS	0001437749-18-022363
Innovator S&P 500 Power Buffer ETF – April
Innovator S&P 500 Ultra Buffer ETF – April

Post-Effective Amendment #186 was each filed for the purpose of registering the Funds as new series of the Trust. The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Funds as series of the Trust. No securities were sold in connection with Post-Effective Amendment #186. Based on the foregoing, the Trust believes that the withdrawal of Post-Effective Amendment #186 is consistent with the public interest and the protection of investors.

Sincerely,

Innovator ETFs Trust

By:     /s/ H. Bruce Bond

           Bruce Bond

           President